Ads-Tec Energy Public Limited Company

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

October 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance
Office of Manufacturing

Re:	Ads-Tec Energy Public Limited Company Form 20-F for the Fiscal Year Ended December 31, 2023 Form 6-K Furnished May 14, 2024 Response Letter Dated September 25, 2024 File No. 001-41188

Ladies and Gentlemen:

On behalf of Ads-Tec Energy Public Limited Company (the “Company”), I am pleased to submit this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on September 30, 2024 (the “Comment Letter”) to the above-referenced Annual Report on Form 20-F filed with the Commission by the Company on April 30, 2024 (the “20-F”) and the Current Report on Form 6-K furnished to the Commission by the Company on May 14, 2024 (the “6-K”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto.

Form 6-K Furnished May 14, 2024

Exhibit 99.1, page 1

1.	We note your response to prior comment 2. We continue to believe the non-IFRS measure adjustments of provision for an onerous contract, write-down on inventories, and reclassification of R&D funding are inappropriate as they appear to be normal operating expenses necessary to operate your business. Please revise your presentation to remove these adjustments in future filings. Refer to Question 100.01 of the SEC Staff’s C&DI on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it considered the guidance set forth in Question 100.01 in the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. With regard to the reclassification of R&D funding, the Company respectfully advises the Staff that after careful consideration the Company will remove the non-IFRS adjustments for reclassifications of R&D funding in future filings.

With regard to adjustments of provisions for an onerous contract and write-down on inventories, the Company continues to believe that these adjustments are not normal operating expenses necessary to operate our business. In determining that these adjustments were appropriate, the Company used careful judgement based on internal discussions and analysis that it uses for all non-GAAP financial presentations. The Company uses Question 100.01, along with other relevant rules, regulations and Staff guidance relating to the presentation of non-GAAP financial measures, to determine whether an adjustment is appropriate. As a general matter, we do not include adjustments for routine inventory write-offs and onerous contracts in our non-GAAP financial measures, nor do we plan to do so in the future.

The Company defines its adjustment for provision for an onerous contract and write-down on inventories as costs that are not normal, recurring expenses but discrete non-recurring items caused by specific circumstances that occurred in 2021.

The following information is provided to the Staff in response to this comment. Furthermore, the Company will include greater disclosure in future filings to enhance investors’ understanding of the discrete, non-recurring nature of inventory write-downs or expenses for onerous contracts that may give rise to further adjustments.

In fiscal year 2021, we contracted with one of our strategic suppliers (the “Strategic Supplier”) and certain other suppliers to supply key components required for the manufacture of our ChargeBox product (“CBX”), which we launched in 2020 and began to sell internationally in the U.S. in 2021. Due to the extremely long lead times for delivery of such components and related supply disruption/shortage concerns as a result of the COVID-19 pandemic, coupled with the Strategic Supplier’s announcement that it would discontinue sales of certain key components, we placed one last order with the Strategic Supplier that would be sufficient to manufacture approximately 700 CBX units, which order was delivered to us in June 2023, and similar orders with suppliers for other CBX components.

The supply agreements that we entered into in 2021, which are the source of the inventory write-downs and onerous contract expenses, were unique given their size. The number of components supplied under these agreements are significantly larger than any of the supply contracts that we entered into either before or after 2021, and our decision to enter into these agreements were the result of the unique circumstances that we encountered in 2021 as described above. These unique circumstances resulted in 2023 write-downs that were much larger than the Company has ever recorded. Additionally, these circumstances resulted in the Company recording an adjustment of provision for an onerous contract for the first time. We note that the inventory write-off and onerous contract adjustments related to the Company’s legacy CBX product and the unique components thereof and are unrelated to the Company’s main products on a go forward basis. As such, we respectfully submit that the inventory write-off and onerous contract adjustments are appropriate and helpful to investors in understanding the results of operations of the Company under its current business model without the impact of supplier agreements entered into during the COVID-19 pandemic with respect to its legacy product.

Despite efforts to renegotiate our agreements with suppliers due to decreased demand for our CBX product, which was due in part to the success of our ChargePost product, we ultimately accepted delivery in 2024 of the remaining inventory under the 2021 supply agreements, which inventory we ultimately determined was obsolete and wrote off.

Given that the onerous contract provision and the write-off of related inventory arose from a select few contracts that we entered into in 2021 during the course of a product launch and at a time when we encountered unique supply chain disruptions as a result of the COVID-19 pandemic, which supply issues were further exacerbated by the prospect of a key supplier discontinuing its supply of a required component for our CBX product, the Company continues to believe that these non-IFRS measure adjustments are non-recurring.

Please contact me at +353 1 920 1000 if I can further assist your review of the 20-F or 6-K.

Very truly yours,

Ads-Tec Energy Public Limited Company

By:	/s/ Stefan Berndt-von Bülow
	Name:	Stefan Berndt-von Bülow
	Title:	Chief Financial Officer

cc:	Lynwood E. Reinhardt, Reed Smith LLP
Michael S. Lee, Reed Smith LLP